Linde plc (LIN)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

Linde Shareholder since 2019

Vote against Mr. Joe Kaeser who chairs the Linde Governance Committee

As the Chair of the Linde Governance Committee Mr. Joe Kaeser is ultimately responsible for the omission of this important shareholder proposal in the 2024 Linde annual meeting proxy. This proposal is worthy of shareholder review in the 2024 proxy. Linde did not point out anything objectionable in this proposal itself.

In spite of the importance of this proposal to the future sustainability of Linde, Linde formally petitioned the Securities and Exchange Commission to be able to omit this proposal from its 2024 annual meeting proxy. The SEC decision might have been a close call because the SEC took 3-months to decide the Linde petition when the SEC often takes less than 2-months to decide a number of similar petitions.

Linde pointed out a narrow technicality regarding this proposal submission that had nothing to do with the wording of the proposal. By omitting this proposal Linde is burying its head in the sand regarding an important part of the future sustainability of the company.

Therefore please vote against Mr. Joe Kaeser who chairs the Linde Governance Committee

The Proposal that was omitted:
Report on Corporate Climate Lobbying in Line with Paris agreement
Sponsored by John Chevedden

WHEREAS:

The United Nations Intergovernmental Panel on Climate Change indicates that greenhouse gas emissions must peak before 2025 at the latest and decline 43% by 2030 to limit global warming to 1.5 degrees Celsius. Crossing that temperature threshold risks unleashing far more severe climate change impacts and requiring more rapid reductions, at a greater cost.[i]

Even with the recent passage of the Inflation Reduction Act, critical gaps remain between Nationally Determined Contributions set by the US government and the actions required to prevent the worst effects of climate change. Domestically and internationally, companies have an important and constructive role to play in enabling policymakers to close these gaps.

Corporate lobbying that is inconsistent with the Paris Agreement presents increasingly material risks to companies and their shareholders, as delays in emissions reductions undermine political stability, damage infrastructure, impair access to finance and insurance, and exacerbate health risks and costs. Further, companies face increasing reputational risks from consumers, investors, and other stakeholders if they appear to delay or block effective climate policy.

Of particular concern is Linde’s membership in – and claims of policy alignment with[ii]  – a trade association that has actively lobbied against greenhouse gas emissions legislation, and Linde’s membership in the American Fuel and Petrochemical Manufacturers Association (AFPM). In contrast, one of Linde’s peers in the chemicals industry has evaluated and disclosed the AFPM’s misalignment with the Paris Agreement, along with mitigation steps that the company will take to address the identified misalignment.[iii]

The proponent does appreciate that Linde’s Sustainable Development Report discloses its memberships in trade associations. This is an important first step in bringing transparency to policy engagement.

The proponent believes that enhancing this with reporting on the alignment of the company’s lobbying with the internationally agreed goals of the Paris Agreement would fill an important gap. The Global Standard on Responsible Climate Lobbying, backed by investors and networks representing $130 trillion in assets, provides reporting guidelines, particularly in regards to evaluating and mitigating misalignment on climate policies[iv].

RESOLVED:

Shareholders request that the Board of Directors conduct an evaluation and issue a report (at reasonable cost, omitting confidential or proprietary information) describing if, and how, Linde lobbying and policy influence activities (both direct and indirect through trade associations, coalitions, alliances, and other organizations) align with the goal of the Paris Agreement to limit average global warming to well below 2°C above pre-industrial levels, and to pursue efforts to limit temperature increase to 1.5°C, and how Linde plans to mitigate the risks presented by any misalignment.

SUPPORTING STATEMENT:
In evaluating the degree of alignment, Linde should consider not only its policy positions and those of organizations of which it is a member, but also its actual lobbying and policy influence activities.

[i] https://unfccc.int/news/global-stocktake-moves-closer-to-a-conclusion-at-cop28

[ii] See page 207 at https://www.linde.com/-/media/linde/merger/documents/sustainable-development/2023-cdp-response-climate-change.pdf?la=en

[iii] https://www.lyondellbasell.com/49be84/globalassets/sustainability/climate-advocacy-report.pdf

[iv] https://climate-lobbying.com/